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Exhibit 8.1

December 22, 2006

Joy Global Inc.

and the Guarantors set forth below

100 East Wisconsin Avenue, Suite 2780

Milwaukee, Wisconsin 53202

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special legal counsel to Joy Global Inc., a Delaware corporation (the “Issuer”), Joy Technologies Inc., a Delaware corporation, and P&H Mining Equipment Inc., a Delaware corporation (collectively with Joy Technologies Inc., the “Guarantors” and, the Guarantors collectively with the Issuer, the “Registrants”). This opinion letter is being delivered in connection with the proposed registration and offer (the “Exchange Offer”) by the Issuer of $250,000,000 in aggregate principal amount of the Issuer’s 6.000% Senior Notes due 2016 and of $150,000,000 in aggregate principal amount of the Issuer’s 6.625% Senior Notes due 2036 (collectively, the “Exchange Notes”) in exchange for and in replacement of, respectively, up to $250,000,000 in aggregate principal amount of the Issuer’s 6.000% Senior Notes due 2016 and up to $150,000,000 in aggregate principal amount of the Issuer’s 6.625% Senior Notes due 2036 (collectively, the “Existing Notes”) pursuant to a Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, under the Securities Act of 1933, as amended (the “Act”) (such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”). The obligations of the Issuer under the Exchange Notes will be guaranteed by the Guarantors.

You have requested our opinion as to certain United States federal income tax consequences of participating in the exchange offer for Exchange Notes described in the Registration Statement. In preparing our opinion, we have reviewed and relied upon the Registration Statement and such other documents as we have deemed necessary.

Our opinion, under the law in effect on the date hereof, is set forth in the statements made in the Registration Statement under the caption “Material United States Federal Income Tax Considerations—United States Holders—Exchange Offer.”

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Joy Global Inc.

December 22, 2006

The opinion set forth therein is based on the applicable provisions of the Internal Revenue Code of 1986, as amended; the Treasury Regulations promulgated or proposed thereunder; current positions of the Internal Revenue Service (the “IRS”) contained in published revenue rulings, revenue procedures and announcements; existing judicial decisions; and other applicable authorities, all of which are subject to change, possibly with retroactive effect.

Unlike a ruling from the IRS, opinions of counsel are not binding on the IRS. Hence, no assurance can be given that the opinion stated in the Registration Statement will not be successfully challenged by the IRS or rejected by a court. We express no opinion concerning any Federal income tax matter other than as expressly set forth above.

We hereby consent to the filing of this opinion with the Commission as Exhibit 8.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Act.

Sincerely,
/s/ Kirkland & Ellis LLP
Kirkland & Ellis LLP